November 13, 2024

Yinghua Chen
Chief Executive Officer
Allied Gaming & Entertainment Inc.
745 Fifth Avenue, Suite 500
New York, NY 10151

       Re: Allied Gaming & Entertainment Inc.
           Registration Statement on Form S-3
           Filed November 8, 2024
           File No. 333-283104
Dear Yinghua Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Albert Lung